UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission file number: 001-38878

So-Young International Inc.

2/F, East Tower, Poly Plaza

No. 66 Xiangbin Road

Chaoyang District, Beijing, 100012

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Extension of Share Repurchase Program

On March 21, 2025, the board of directors of So-Young International Inc. (the “Company”) authorized an extension of its existing share repurchase program, initially approved on March 18, 2024 (the “Share Repurchase Program”). Under the terms of the Share Repurchase Program, the Company is authorized to repurchase up to US$25 million in ADSs or ordinary shares over a 12-month period between March 22, 2024 and March 21, 2025. In 2024, the Company repurchased an aggregate of approximately 2.6 million ADSs. The Share Repurchase Program has now been extended for an additional 12-month period through March 31, 2026, with all other terms and conditions remaining unchanged.

The Company’s repurchases under the extend Share Purchase Program may be effected from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades, and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company’s board of directors will review the Share Purchase Program periodically and may authorize adjustment of its terms and size. The Company expects to fund the repurchases out of its cash balance.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

So-Young International Inc.

By:	/s/ Hui Zhao
	Name:	Hui Zhao
	Title:	Chief Financial Officer

Date: March 21, 2025